[LEVI STRAUSS & CO. LETTERHEAD]




VIA FACSIMILE and FEDERAL EXPRESS


July 29, 1999




Joel Reichman                             Seymour Holtzman
President and CEO                         Chairman and CEO
Designs, Inc.                             Jewelcor Management, Inc.
66 B Street                               100 North Wilkes-Barre Blvd.
Needham, MA  02494                        4th Floor
                                          Wilkes-Barre, PA  18702


              Re:  The Designs, Inc./Levi Strauss & Co. License Agreement

Dear Messrs. Reichman and Holtzman:

       We note with interest the recent filing of proxy statements by Designs, Inc. and Jewelcor Management, Inc., respectively, in connection with the 1999 Annual Meeting of Shareholders of Designs currently scheduled for September 22, 1999.

       Designs is very important to Levi Strauss & Co., both as a large customer and as its licensee under a trademark license agreement to operate Levi's(R) and Dockers(R) outlet stores in more than 25 states. Due to this relationship, as well as the significance of the License Agreement to Designs(1), we thought that some comment from LS&CO. regarding certain of the statements in the proxy filings might help to inform the coming months for you and Designs' shareholders.

       First, LS&CO. does not agree with the Jewelcor proxy's assertion that the proposed election of JMI Nominees "is not a transfer of control and will not cause a concern under the License Agreement with Levi Strauss." To the contrary, and as Jewelcor's proxy materials go on to contemplate, LS&CO.'s view is that displacement of Designs' current Board by the JMI Nominees would fall within the License Agreement's provisions prohibiting transfers. That is, Designs would need LS&CO.'s consent for the License Agreement to continue in effect if and after the JMI Nominees displace the current Designs directors.

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(1)  Designs' proxy filing states: "The Company also believes that its relationship with Levi Strauss is the most significant asset of the Company ..."


       Second, the Jewelcor proxy further indicates that in the event LS&CO. takes this view, Jewelcor will "seek to have Levi Strauss confirm that no 'transfer' or breach has occurred or waive the occurrence of any 'transfer' or breach." Jewelcor is, of course, free to approach LS&CO., as it deems appropriate. Based on its direct experience to date with Jewelcor and its principals (described in more detail below), however, LS&CO. is not presently inclined to waive any of its rights under the License Agreement and indeed, intends to exercise them fully.

       Third, the Jewelcor proxy indicates that if the JMI Nominees are elected, Jewelcor would take the immediate step, among other things, of selling Designs, through the retention of a New York investment banking firm.(2) Whether or not the JMI Nominees' displacement of the current Board (should it occur) is ultimately found to constitute a prohibited transfer under the License Agreement, there is no doubt that Jewelcor's proposed sale of Designs to a third party without LS&CO.'s consent would fall within the prohibited transfer provisions.

       On the face of Jewelcor's proxy, then, there are at least two events which implicate the License Agreement's prohibited transfer provisions - the potential election of the JMI Nominees, and, should the election occur and a buyer be located, the proposed sale of Designs to a third party. Should these eventualities ever arise, LS&CO. would of course consider in good faith the facts then before it in determining whether to consent to any transfer of Designs, and whether the event in question resulted in a material breach of the License Agreement.

--------------------

(2) Designs' proxy filing, as well as previous correspondence filed with the Securities and Exchange Commission, indicates that during early 1999 the Special Committee of the Board of Designs, "acting through Shields & Company, contacted 72 third parties which [they] believed might be interested in purchasing the Company. Of these 72 third parties, 17 expressed interest and thereafter received a detailed memorandum describing the Company and its business." This process of courting potential buyers led to discussions with Jewelcor regarding its potential acquisition of Designs, but to LS&CO.'s knowledge no other potential buyers made a bid. The Jewelcor proxy does not elaborate on what additional steps it would take to successfully locate a potential buyer, or why it would succeed when Shields & Company failed.


       Given the importance of the continuation of the LS&CO. relationship to Designs' successful operation(3), however, let me identify for you some of LS&CO.'s substantial concerns which have developed as we have observed the battle for control of Designs unfold over recent months. These considerations would factor substantially into LS&CO.'s evaluation of any transfer.

o Our trademarks, notably the Levi's(R) and Dockers(R) brand names which are the subject of the License Agreement, are LS&CO.'s crown jewels. Should our marks ever become associated in consumers' minds with shoddy or even average business practices, this devalues LS&CO. We will not enter into, or remain in business with, any business partner who does not afford our marks appropriate respect and treatment.

o Designs is one of LS&CO.'s largest accounts as measured by sales volume and number of store locations. Designs currently operates more than 100 Levi's(R)and Dockers(R)outlet stores in 27 states, representing a substantial product flow in an increasingly important retail channel. The potential disruption of Designs' retail presence and approach which could result from Jewelcor's proposed changes in Designs' Board membership, management and ownership gives rise to substantial business risk to LS&CO.

-----------------

(3) Even Jewelcor's proxy indicates that "if . . . Levi Strauss were to ultimately terminate the License Agreement, the Company's business could be materially adversely effected [sic]."


o In recent years the LS&CO. and Designs' relationship has variously included vendor/manufacturer, licensor/licensee and joint venturers' dynamics. Through these experiences doing business together, the crucial importance of open, timely communications and a successful, indeed intimate, day to day working relationship between LS&CO. and Designs has become increasingly apparent. Indeed, representatives of our companies communicate virtually daily about a broad range of operational issues associated with running the outlet stores. LS&CO. continues to believe that a strong working relationship based on communication, trust and confidence is critical to its and Designs' business success.

o LS&CO.'s entire direct experience with Jewelcor and its principals occurred in Spring 1999, during the course of Jewelcor's discussions with Designs regarding a prospective acquisition of Designs. In anticipation of being asked to consent to an assignment of the License Agreement to Jewelcor, and seeking information relevant to the anticipated consent request (e.g., information about Jewelcor's and its principals' retail and apparel experience, business plan for Designs, financial strength, etc.), LS&CO. provided Jewelcor's principals with a written information request and confidentiality agreement under which the requested information could be provided. Jewelcor acknowledged receipt of LS&CO.'s request; however, no responsive information whatsoever was ever provided. LS&CO. had no further communications from Jewelcor until, after LS&CO. sent a letter to Jewelcor withdrawing its information request in light of public reports that Jewelcor's bid for Designs had been withdrawn, Jewlecor sent LS&CO. a letter indicating that it had withdrawn its bid. In our opinion, even if Jewelcor furnished the information now and LS&CO. concluded that the information met LS&CO.'s criteria, this bodes poorly for the future of a successful working relationship between LS&CO. and a Jewelcor-controlled Designs.

o Jewlecor's lack of communication with LS&CO., which by any measure is an important participant in Designs' business, persists even as this proxy fight gets underway.

o Finally, since early 1999 (within several weeks of Jewelcor's acquisition of an approximately 9.9% share of Designs at record low share prices), this series of initiatives seeking to gain control of Designs has created a substantial distraction and cloud of uncertainty for the Designs' business and incumbent management. In LS&CO.'s view, Designs' resources would be more productively dispatched to concentrate on managing and building the Designs business without disruptions such as this proxy fight, which promises continuing turmoil through at least September 22, 1999. Recognizing Jewelcor's understandable interest in maximizing shareholder value, we submit that these continuing control plays themselves impair Designs' ability to improve all participants' return on their investments.

Let me summarize LS&CO.'s key positions regarding Designs and the Jewelcor proxy's proposals. LS&CO. views both the proposed displacement of the Designs Board in its entirety, and the stated plan to sell Designs to a third party, as triggering events under its License Agreement's prohibition against transfers without its consent. LS&CO. will not waive its rights under the License Agreement and presently intends to exercise them fully. Finally, LS&CO.'s direct experience with Jewelcor's and its principals' communication approach and lack of responsiveness leads LS&CO. to believe that it is unlikely that Jewelcor will successfully establish a productive working relationship with LS&CO., should Jewelcor gain control of Designs.

                               Very truly yours,

                               /s/ Lauren Miller
                               Lauren Miller
                               Vice President, Finance, Business Development